SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

SCHEDULE TO

(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TICKETS.COM, INC.
(Name of Subject Company)
MLB ADVANCED MEDIA, L.P. and MLBAM ACQUISITION CORP.
(Name of Filing Person)
Common Stock, par value $0.000225 per share
(Title of Class of Securities)
88633M101
(CUSIP Number of Class of Securities)

Michael J. Mellis
Senior Vice President and General Counsel
MLB Advanced Media, L.P.
MLBAM Acquisition Corp.
75 Ninth Avenue
New York, NY 10011
(212) 485-3444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Jay O. Rothman
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

N/A	N/A

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:	_________________________	Filing Party:	_________________________
Form or Registration No.:	_________________________	Date Filed:	_________________________

|X|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|	third-party tender offer subject to Rule 14d-1.
[_]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   [_]

Item 12.     Exhibits

Exhibit No.

99(a)(5) Press Release, dated February 14, 2005

Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.